Exhibit 99.3

Template for notification and public disclosure of transactions by persons discharging manage-rial responsibilities and persons closely associated with them

1. Details of the person discharging managerial responsibilities/person closely associated

a) Name Adam Steensberg

2. Reason for the notification

a) Position/status EVP, Chief Medical and Development Officer in Zealand Pharma A/S

b) Initial notification/Amend- Initial notification

  ment

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auc-

  tion monitor

a) Name Zealand Pharma A/S, CVR-no. 20045078

b) LEI1 549300ITBB1ULBL4CZ12

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial   Shares

  instrument, type of instru-

  ment

  Identification code   DK0060257814

b) Nature of the transaction   Sale of shares

c) Price(s) and volume(s)

  Price(s) Volume(s)

        DKK 255,00 14.962

d) Aggregated information

  - Aggregated volume   DKK 3.815.310

  - Price

e) Date of the transaction   28 May 2020

f) Place of the transaction   Nasdaq Copenhagen A/S